

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Keith L. Horn
Chief Executive Officer
Forest Road Acquisition Corp.
1177 Avenue of the Americas, 5th Floor
New York, NY 10036

> **Re: Forest Road Acquisition Corp.**
> **Correspondence Filed May 14, 2021**
> **Registration Statement on Form S-4**
> **File No. 333-253136**

Dear Mr. Horn:

We have reviewed your correspondence filed May 14, 2021 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Correspondence Filed May 14, 2021

Tax Consequences of the Business Combination For Holders Who Do Not Elect to Redeem, page 286

1.   We note your proposed revised disclosure regarding the material tax consequences of the merger. Given you have opted to use a short form tax opinion, please further revise your disclosure in this section to explicitly state that it is the opinion of counsel. Refer to Staff Legal Bulletin No. 19 Section III.B.2.

Keith L. Horn
Forest Road Acquisition Corp.
May 18, 2021
Page 2

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joshua Englard, Esq.